EXHIBIT 99.1

Centerra Gold Announces TSX Acceptance of Renewed Normal Course Issuer Bid

TORONTO, Nov. 05, 2025 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (TSX: CG) (NYSE: CGAU) (“Centerra” or the “Company”) is pleased to announce that the Toronto Stock Exchange (“TSX”) has accepted its renewal of a normal course issuer bid (“NCIB”) to purchase for cancellation up to 20,129,230 common shares of Centerra (“Common Shares”) during the twelve-month period commencing on November 10, 2025 and ending on November 9, 2026. This represents approximately 9.9% of Centerra’s 201,768,421 total issued and outstanding Common Shares, as at October 31, 2025 or 10% of the public float.

Under the NCIB, daily purchases would be limited to 269,104 Common Shares, other than purchases made under block purchase exemptions. Following activation of the NCIB, the exact timing and amount of any purchases will depend on market conditions and other factors. Centerra is under no obligation to purchase any Common Shares and may, at its discretion, suspend or discontinue purchases under the NCIB at any time. Any purchases made under the NCIB will be made at market price at the time of purchase through the facilities of the TSX and/or alternative Canadian trading systems in compliance with applicable securities legislation and stock exchange rules. The Company’s previous NCIB authorized the purchase of up to 18,800,929 Common Shares and expired on November 6, 2025. As of October 31, 2025, a total of 9,613,246 Common Shares were purchased through the facilities of the TSX and alternative Canadian trading systems at a volume weighted average price of $9.68 per Common Share under the Company’s previous NCIB.

In connection with the renewed NCIB, Centerra intends to establish an automatic share purchase plan based on Company instructions provided to the designated broker to facilitate the purchase of Common Shares during times when the Company would ordinarily be restricted from doing so due to regulatory restrictions or self-imposed black-out periods. Centerra may, but is not required to, instruct its designated broker to make purchases under the NCIB based on parameters set by Centerra in accordance with the automatic share purchase plan, applicable securities laws and stock exchange rules.

Centerra believes that its Common Shares continue to trade within a price range which does not fully reflect the underlying value the Company’s assets or it’s future prospects. As a result, Centerra views the NCIB as a flexible tool to allocate a portion of its cash balance within its capital allocation framework to enable the Company to purchase Common Shares for cancellation while maintaining a robust balance sheet.

About Centerra Gold

Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. The Company also owns the Kemess Project in British Columbia, Canada, the Goldfield Project in Nevada, United States, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra’s shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:

Lisa Wilkinson
Vice President, Investor Relations & Corporate Communications
(416) 204-3780
Lisa.Wilkinson@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com, on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

Cautionary Note Regarding Forward-Looking Information

Information contained in this document which are not statements of historical facts may be “forward looking information” for the purposes of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward looking information. The words “expect”, “contemplate”, “may”, “will”, “intend” and similar expressions identify forward-looking information. In particular, such forward-looking statements include, but are not limited to, statements relating to the TSX’s approval of the NCIB, Centerra’s intention to renew the NCIB and the timing, methods and quantity of any purchases of Common Shares under the NCIB, the availability of cash for purchases of Common Shares under the NCIB, compliance with applicable laws and regulations pertaining to the NCIB, Centerra’s perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances.

Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by Centerra, are inherently subject to significant political, business, technical, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking information. Factors and assumptions that could cause actual results or events to differ materially from current expectations include the risk factors set forth in the section titled “Risk Factors” in the Company’s most recently filed Annual Information Form, which is available on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov/edgar. There can be no assurances that forward-looking information and statements will prove to be accurate, as many factors and future events, both known and unknown could cause actual results, performance or achievements to vary or differ materially from the results, performance or achievements that are or may be expressed or implied by the forward-looking statements contained or referred to herein. Accordingly, all such factors should be considered carefully when making decisions with respect to Centerra, and prospective investors should not place undue reliance on forward looking information. Forward-looking information contained herein is given as of the date of this press release. Centerra assumes no obligation to update or revise forward-looking information to reflect changes in assumptions, changes in circumstances or any other events affecting such forward-looking information, except as required by applicable law.